FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 3, 2022

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate reports filed with the Israeli Securities Authority, on January 3, 2022

The Registrant filed with the Israeli Securities Authority on January 3, 2022, reports noting the following: (a) the sale of shares by Mr. Timoraz Romashvili, the Company's VP of Sales and International activity: Mr. Romashvili sold 48,304 shares at a price of NIS 17.84, issued to him upon the exercise of 174,334 vested options of the Company; (b) the sale of shares by Mr. Nadav Amsalem, the Company's VP of Business Customers: Mr. Amsalem sold 48,304 shares at a price of NIS 17.84, issued to him upon the exercise of 174,334 vested options of the Company; (c) the sale of shares by Mr. Ronnen Shles, the Company's comptroller: Mr. Shles sold 932 shares at a price of NIS 18.03, issued to him upon the exercise of 8,942 vested options of the Company; Sales (a) through (c) were executed through a net exercise mechanism pursuant to the Company's Share Incentive Plan; (d) the updated issued share capital of the Company as of December 31, 2021, is 163,325,450; (e) the updated outstanding options and RSUs of the Company as of December 31, 2021 are 13,878,796 and 592,092, respectively.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 3, 2022	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary